Peyton Worley

+1 212 479 6349

pworley@cooley.com

VIA EDGAR

November 24, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Carlos Pacho

Christine Adams

Ivette Leon

Re:                             Tremor Video, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

File No. 001-35982

Ladies and Gentlemen:

On behalf of Tremor Video, Inc., we are electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated November 18, 2015, with respect to Tremor Video’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2015.

This letter will confirm that Tremor Video intends to file its written response to the Staff’s comment letter no later than Tuesday, December 15, 2015, and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (212) 479-6349 if you have any questions or comments.

Sincerely,

/s/ Peyton Worley

cc:                                John Rego, Chief Financial Officer, Tremor Video, Inc.

Aaron Saltz, General Counsel, Tremor Video, Inc.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com